Globix Corporation

139 Centre Street

New York, NY 10013

January 26, 2006

Barbara C. Jacobs

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Globix Corporation

Preliminary Proxy Statement initially filed with the United States Securities and Exchange Commission (the “Commission”) on January 17, 2006

File No. 1-14168

Dear Ms. Jacobs:

In connection with the comments received from the staff of the Commission to the Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on behalf of Globix Corporation, a Delaware corporation (“Globix”) on January 17, 2006 (the “Proxy Statement”), Globix acknowledges that Globix is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement. Globix further acknowledges that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Globix also acknowledges that it may not assert any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, GLOBIX CORPORATION /s/ Gene M. Bauer By: Gene M. Bauer Senior Vice President, Secretary and General Counsel

cc:	Bonnie J. Roe

Day Berry & Howard LLP